                                                                  EXHIBIT 12 (a)

                          LONG ISLAND LIGHTING COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (In Thousands of Dollars)


                                                                 For the Year Ended December 31,
                                        --------------------------------------------------------------------------
                                           1993             1992           1991            1990           1989
                                        -----------     -----------     -----------     -----------    -----------
Net Income/(Loss)
   per Statement of Income                 $296,563        $301,974        $305,538        $319,637 a     ($95,803)

Less:
   Equity in earnings/loss of less
     than 50% owned subsidiary
     companies                                 (731)           (470)             87              86             80

Add:
   Distributed income of less
     than 50% owned subsidiary
     companies                                   58              87              58              58             58
                                        -----------     -----------     -----------     -----------    -----------
                                            297,352         302,531         305,509         319,609        (95,825)

Add:
   Federal income tax                       172,276         160,962         181,653         183,281     (1,037,412)

   Appropriate portion of rentals             4,552           3,504           2,751           2,343          2,730

   Interest on long term-debt               466,538         450,621         472,974         467,700        453,267

   Amortization of debt discount,
     expense and premium                     52,863          41,950          30,186          24,231         14,743

   Other interest                            14,671          20,276          20,656          16,379         17,040
                                        -----------     -----------     -----------     -----------    -----------
  NET INCOME/(LOSS) AS ADJUSTED          $1,008,252        $979,844      $1,013,729      $1,013,543 a    ($645,457)
                                        ===========     ===========     ===========     ===========    ===========

Fixed Charges:

   Appropriate portion of rentals            $4,552          $3,504          $2,751          $2,343         $2,730

   Interest on long term-debt               466,538         450,621         472,974         467,700        453,267

   Amortization of debt discount,
     expense and premium                     52,863          41,950          30,186          24,231         14,743

   Other interest                            14,671          20,276          20,656          16,379         17,040
                                        -----------     -----------     -----------     -----------    -----------
           Total                           $538,624        $516,351        $526,567        $510,653       $487,780
                                        ===========     ===========     ===========     ===========    ===========
Ratio of earnings to fixed
   charges                                     1.87            1.90            1.93            1.98           b

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 a     Before cumulative effect of accounting change for unbilled gas revenue.

 b For the year ended December 31, 1989 earnings were inadequate to cover fixed charges. To attain a one-to-one coverage earnings were deficient by approximately $1.1 billion, primarily due to the discontinuance of accruing AFC and the loss in June 1989 resulting from the effectiveness of the 1989 Settlement and the approval of the Class Settlement.